170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL REPORTS SUCCESS WITH WORLD’S FIRST GYNECOLOGIC,
COLORECTAL AND UROLOGIC SINGLE PORT ROBOTIC PROCEDURES
PERFORMED USING SPORT SURGICAL SYSTEM

TORONTO (September 25, 2017) – Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB: TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (MIS), announces the successful completion of the world’s first gynecologic, colorectal and urologic single port robotic procedures using its advanced prototype SPORT Surgical System at the Florida Hospital Nicholson Center in Celebration, Florida. These procedures are the first preclinical feasibility and validation studies intended to support SPORT Surgical System regulatory submissions. A video of selected procedures has been posted on Titan Medical’s website here http://www.titanmedicalinc.com/technology/#videos.

David McNally, President and CEO of Titan Medical, said, “We are thrilled to successfully complete our first preclinical single port robotic procedures within the gynecologic, colorectal and urologic surgical disciplines using a fully-functional SPORT system, on time and on plan. We credit the expertise of the surgeons, along with the professional team at Nicholson Center who worked seamlessly with our product development team to accomplish this milestone within the first week of installation. Under the expert guidance of renowned surgeons Dr. Ricardo Estape, Dr. Eduardo Parra-Davila and Dr. Vipul Patel, we confirmed the feasibility of single port abdominal robotic surgery with our unique multi-articulated robotic instruments and 3D high-definition visualization in a variety of surgical procedures. This is a significant step forward for Titan Medical and validates our belief that single port robotic surgery holds tremendous potential to improve patient outcomes in gynecologic, colorectal and urologic surgery.”

Ricardo Estape, M.D., a robotic gynecologic oncology surgeon from South Miami Gynecology Oncology Group who specializes in robotic single port surgeries, said, “The SPORT Surgical System performed beyond my expectations and I was able to complete a variety of critical surgical tasks with the necessary dexterity and precision through a single incision. The robotic instruments provided the necessary articulation, range of motion and rigidity along with 3D high-definition video on the flat panel monitor that allowed me to complete the surgery in a comfortable posture. This could be a game changer in gynecological surgery.”

Eduardo Parra-Davila, M.D., a robotic colorectal surgeon at Florida Hospital who has trained thousands of surgeons worldwide on robotic surgery, commented, “Single port surgery without robotic assistance is not easy and yet it remains highly beneficial because of the desire to have fewer ports. It’s all about robotic articulation delivered through a single incision that allows for the reach, necessary angles and multi-quadrant access to treat diseases in colorectal surgeries.

The SPORT Surgical System has the promise to become a valuable tool for all robotic surgeons looking to do single port surgery in the future.”

Vipul Patel, M.D., a world-renowned robotic urology surgeon from the Global Robotics Institute at Florida Hospital and the only surgeon in the world to have completed 10,000 robotic prostatectomies, said, “Although multi-port robotic prostatectomy is currently the standard of care in urology, single port robotic surgery could be the next frontier in urology and other surgical disciplines. It was exciting for me to use Titan Medical’s SPORT system at Florida Hospital Nicholson Center. The technological capabilities of the SPORT system are very encouraging and the early success in establishing feasibility is an important step in the right direction.”

About Florida Hospital Nicholson Center

For more than a decade, the Florida Hospital Nicholson Center has trained more than 50,000 physicians from around the globe on leading-edge clinical and surgical techniques. Utilizing state-of-the-art surgical suites and labs, plus advanced medical simulation robotics and learning centers, medical professionals can acquire and advance their skills in a highly collaborative surgical learning environment.

For more information, please visit the Nicholson Center website at www.NicholsonCenter.com.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT SurgicalSystem, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering and the anticipated listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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